

03057683

RECD S.E.C.
MAY 1 6 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 5-15-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 16 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

B03E_CPBF - Price/Yield - 2A1

Balance	$266,093,000.00	Delay	24
Initial Coupon	4.033	Dated	5/1/2003
Settle	5/22/2003	First Payment	6/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37340	3.898	3.852	3.825	3.794	3.760	3.677	3.573	3.440	3.268
100.43590	3.882	3.832	3.802	3.768	3.730	3.640	3.525	3.379	3.191
100.49840	3.866	3.811	3.778	3.742	3.700	3.602	3.478	3.319	3.114
100.56090	3.849	3.790	3.755	3.715	3.671	3.564	3.430	3.258	3.037
100.62340	3.833	3.769	3.732	3.689	3.641	3.527	3.383	3.198	2.961
100.68590	3.817	3.749	3.708	3.663	3.612	3.489	3.335	3.138	2.884
100.74840	3.800	3.728	3.685	3.637	3.582	3.452	3.288	3.078	2.808
100.81090	3.784	3.707	3.662	3.610	3.553	3.414	3.241	3.018	2.731
100.87340	3.768	3.687	3.638	3.584	3.523	3.377	3.193	2.958	2.655
100.93590	3.751	3.666	3.615	3.558	3.494	3.340	3.146	2.898	2.579
100.99840	**3.735**	**3.645**	**3.592**	**3.532**	**3.464**	**3.303**	**3.099**	**2.838**	**2.503**
101.06090	3.719	3.625	3.569	3.506	3.435	3.265	3.052	2.779	2.427
101.12340	3.703	3.604	3.546	3.480	3.405	3.228	3.005	2.719	2.351
101.18590	3.687	3.584	3.523	3.454	3.376	3.191	2.958	2.659	2.276
101.24840	3.670	3.563	3.499	3.428	3.347	3.154	2.911	2.600	2.200
101.31090	3.654	3.543	3.476	3.402	3.318	3.117	2.864	2.541	2.125
101.37340	3.638	3.522	3.453	3.376	3.288	3.080	2.818	2.481	2.049
101.43590	3.622	3.502	3.430	3.350	3.259	3.043	2.771	2.422	1.974
101.49840	3.606	3.481	3.407	3.324	3.230	3.006	2.724	2.363	1.899
101.56090	3.590	3.461	3.384	3.298	3.201	2.969	2.678	2.304	1.824
101.62340	3.574	3.440	3.361	3.272	3.172	2.932	2.631	2.245	1.749
WAL	4.232	3.295	2.910	2.569	2.267	1.768	1.381	1.077	0.838
Mod Durn	3.804	2.997	2.662	2.365	2.100	1.658	1.311	1.034	0.813
Principal Window	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08
LIBOR_1YR	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03E_CPBF - Price/Yield - 1A3

Balance	$2,775,000.00	Delay	24
Initial Coupon	3.383	Dated	5/1/2003
Settle	5/22/2003	First Payment	6/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll	85 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-02	3.694	3.740	3.767	3.797	3.831	3.910	4.011	4.144	4.321	4.761
99-04	3.668	3.711	3.735	3.763	3.793	3.866	3.958	4.078	4.240	4.642
99-06	3.643	3.681	3.704	3.729	3.756	3.822	3.904	4.013	4.159	4.522
99-08	3.618	3.652	3.672	3.694	3.719	3.777	3.851	3.948	4.079	4.402
99-10	3.593	3.623	3.640	3.660	3.681	3.733	3.798	3.884	3.998	4.283
99-12	3.568	3.593	3.609	3.625	3.644	3.689	3.745	3.819	3.918	4.164
99-14	3.542	3.564	3.577	3.591	3.607	3.644	3.692	3.754	3.838	4.045
99-16	3.517	3.535	3.545	3.557	3.570	3.600	3.639	3.690	3.757	3.926
99-18	3.492	3.506	3.514	3.523	3.533	3.556	3.586	3.625	3.677	3.808
99-20	3.467	3.477	3.482	3.489	3.496	3.512	3.533	3.561	3.598	3.689
99-22	**3.442**	**3.447**	**3.451**	**3.454**	**3.458**	**3.468**	**3.480**	**3.496**	**3.518**	**3.571**
99-24	3.417	3.418	3.419	3.420	3.421	3.424	3.428	3.432	3.438	3.453
99-26	3.392	3.389	3.388	3.386	3.384	3.380	3.375	3.368	3.359	3.335
99-28	3.367	3.360	3.356	3.352	3.347	3.336	3.322	3.304	3.279	3.218
99-30	3.342	3.331	3.325	3.318	3.311	3.293	3.270	3.240	3.200	3.100
100-00	3.317	3.302	3.294	3.284	3.274	3.249	3.217	3.176	3.121	2.983
100-02	3.292	3.273	3.262	3.250	3.237	3.205	3.165	3.112	3.042	2.866
100-04	3.267	3.244	3.231	3.216	3.200	3.162	3.113	3.049	2.963	2.750
100-06	3.242	3.215	3.200	3.182	3.163	3.118	3.060	2.985	2.884	2.633
100-08	3.217	3.186	3.168	3.149	3.127	3.074	3.008	2.921	2.805	2.517
100-10	3.192	3.157	3.137	3.115	3.090	3.031	2.956	2.858	2.727	2.401
WAL	2.655	2.281	2.107	1.941	1.785	1.499	1.245	1.018	0.817	0.548
Mod Durn	2.494	2.148	1.987	1.833	1.689	1.423	1.186	0.973	0.785	0.530
Principal Window	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06
LIBOR_1YR	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such *an offer or solicitation would be illegal.* This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may *be based on assumptions regarding market* conditions and other matters *as reflected herein.* The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions *in, and buy and sell, the securities mentioned* therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this *material only. Information in this* material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or *participated in the preparation of this material,* is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03E_CPBF - Price/Yield - 4A1

Balance	$55,068,000.00	Delay	24
Initial Coupon	4.393	Dated	5/1/2003
Settle	5/22/2003	First Payment	6/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.37480	4.293	4.241	4.209	4.174	4.134	4.040	3.924	3.780	3.599
100.43730	4.280	4.223	4.189	4.150	4.106	4.003	3.877	3.720	3.521
100.49980	4.266	4.205	4.168	4.126	4.078	3.967	3.830	3.659	3.444
100.56230	4.253	4.187	4.147	4.102	4.051	3.930	3.783	3.599	3.367
100.62480	4.240	4.169	4.126	4.078	4.023	3.894	3.736	3.538	3.290
100.68730	4.227	4.151	4.105	4.054	3.995	3.858	3.689	3.478	3.213
100.74980	4.214	4.133	4.085	4.030	3.968	3.821	3.642	3.418	3.136
100.81230	4.201	4.115	4.064	4.006	3.940	3.785	3.595	3.358	3.059
100.87480	4.188	4.097	4.043	3.982	3.912	3.749	3.548	3.298	2.983
100.93730	4.175	4.080	4.023	3.958	3.885	3.713	3.501	3.238	2.906
100.99980	**4.162**	**4.062**	**4.002**	**3.934**	**3.857**	**3.677**	**3.455**	**3.178**	**2.830**
101.06230	4.149	4.044	3.981	3.910	3.830	3.641	3.408	3.118	2.754
101.12480	4.136	4.026	3.961	3.886	3.802	3.605	3.361	3.059	2.677
101.18730	4.123	4.009	3.940	3.863	3.775	3.569	3.315	2.999	2.601
101.24980	4.110	3.991	3.920	3.839	3.748	3.533	3.269	2.940	2.525
101.31230	4.097	3.973	3.899	3.815	3.720	3.497	3.222	2.880	2.450
101.37480	4.084	3.956	3.879	3.791	3.693	3.461	3.176	2.821	2.374
101.43730	4.071	3.938	3.858	3.768	3.666	3.425	3.130	2.762	2.298
101.49980	4.058	3.920	3.838	3.744	3.638	3.389	3.084	2.702	2.223
101.56230	4.045	3.903	3.817	3.720	3.611	3.354	3.037	2.643	2.148
101.62480	4.033	3.885	3.797	3.697	3.584	3.318	2.991	2.584	2.072
WAL	5.519	3.948	3.366	2.879	2.471	1.847	1.405	1.081	0.837
Mod Durn	4.746	3.472	2.992	2.587	2.244	1.710	1.323	1.032	0.809
Principal Window	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10	Jun03 - Apr10
LIBOR_1YR	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188

This Structural Term Sheet, Collateral Term Sheet, or Computational *Materials, as appropriate* (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is *accurate or complete and it should not be relied upon as such. By accepting this material* the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or *the likelihood that any of such assumptions* will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities *and Exchange Commission (the* "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein *supersedes all prior information* regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this *material, is not responsible for the accuracy of this material and* has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03E_CPBF - Price/Yield - 2A2

Balance	$380,000,000.00	Delay	24
Initial Coupon	4.35	Dated	5/1/2003
Settle	5/22/2003	First Payment	6/25/2003

Price	**0 CPR To Maturity**	**0 CPR To Roll**	**15 CPR To Roll**	**25 CPR To Roll**	**35 CPR To Roll**	**40 CPR To Roll**	**50 CPR To Roll**	**60 CPR To Roll**	**70 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.24960	3.646	4.262	4.208	4.159	4.097	4.060	3.972	3.860	3.715
100.37460	3.636	4.233	4.166	4.106	4.029	3.984	3.876	3.738	3.560
100.49960	3.626	4.204	4.124	4.053	3.962	3.908	3.780	3.616	3.406
100.62460	3.615	4.175	4.082	4.000	3.895	3.833	3.685	3.495	3.252
100.74960	3.605	4.145	4.040	3.947	3.828	3.757	3.589	3.374	3.098
100.87460	3.595	4.116	3.999	3.894	3.761	3.682	3.494	3.254	2.945
100.99960	3.585	4.087	3.957	3.841	3.694	3.607	3.400	3.134	2.792
101.12460	3.575	4.058	3.916	3.789	3.628	3.532	3.305	3.014	2.640
101.24960	3.565	4.029	3.874	3.737	3.562	3.458	3.211	2.895	2.488
101.37460	3.555	4.000	3.833	3.684	3.495	3.383	3.117	2.776	2.337
101.49960	**3.545**	**3.971**	**3.792**	**3.632**	**3.429**	**3.309**	**3.023**	**2.657**	**2.186**
101.62460	3.535	3.942	3.751	3.580	3.364	3.235	2.930	2.539	2.036
101.74960	3.525	3.913	3.710	3.528	3.298	3.161	2.836	2.421	1.886
101.87460	3.515	3.884	3.668	3.476	3.232	3.088	2.743	2.303	1.737
101.99960	3.505	3.856	3.628	3.424	3.167	3.014	2.651	2.185	1.588
102.12460	3.495	3.827	3.587	3.373	3.102	2.941	2.558	2.068	1.439
102.24960	3.485	3.798	3.546	3.321	3.037	2.868	2.466	1.952	1.291
102.37460	3.476	3.770	3.505	3.270	2.972	2.795	2.374	1.835	1.143
102.49960	3.466	3.741	3.465	3.219	2.907	2.722	2.282	1.719	0.996
102.62460	3.456	3.712	3.424	3.167	2.842	2.649	2.190	1.603	0.849
102.74960	3.446	3.684	3.383	3.116	2.778	2.577	2.099	1.488	0.703
WAL	18.247	4.787	3.295	2.569	2.002	1.768	1.381	1.077	0.838
Mod Durn	12.297	4.246	2.981	2.357	1.863	1.657	1.312	1.036	0.816
Principal Window	Jun03 - May33	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08	Jun03 - Apr08
LIBOR_1YR	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. *The information contained in this material may* pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied *upon for such purposes.* The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration *statement previously filed with the SEC under Rule* 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes *all prior information regarding such assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has *not authorized the dissemination of this material.* The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03E_CPBF - Price/Yield - 3A1

Balance	$46,845,000.00	Delay	24
Initial Coupon	4.181	Dated	5/1/2003
Settle	5/22/2003	First Payment	6/25/2003

Price	6 CPR To Roll	15 CPR To Roll	25 CPR To Roll	35 CPR To Roll	45 CPR To Roll	55 CPR To Roll	65 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.87350	3.911	3.838	3.736	3.606	3.442	3.233	2.966
100.93600	3.895	3.817	3.710	3.573	3.400	3.180	2.899
100.99850	3.878	3.797	3.684	3.540	3.359	3.128	2.833
101.06100	3.862	3.776	3.658	3.508	3.317	3.075	2.766
101.12350	3.845	3.756	3.632	3.475	3.276	3.023	2.699
101.18600	3.829	3.736	3.606	3.442	3.235	2.970	2.633
101.24850	3.812	3.715	3.581	3.410	3.193	2.918	2.566
101.31100	3.796	3.695	3.555	3.377	3.152	2.866	2.500
101.37350	3.779	3.675	3.529	3.344	3.111	2.814	2.434
101.43600	3.763	3.654	3.504	3.312	3.070	2.762	2.368
101.49850	**3.747**	**3.634**	**3.478**	**3.279**	**3.029**	**2.710**	**2.302**
101.56100	3.730	3.614	3.452	3.247	2.988	2.658	2.236
101.62350	3.714	3.594	3.427	3.215	2.947	2.606	2.170
101.68600	3.698	3.573	3.401	3.182	2.906	2.554	2.104
101.74850	3.681	3.553	3.376	3.150	2.865	2.502	2.039
101.81100	3.665	3.533	3.350	3.118	2.824	2.451	1.973
101.87350	3.649	3.513	3.325	3.085	2.783	2.399	1.908
101.93600	3.632	3.493	3.299	3.053	2.743	2.347	1.842
101.99850	3.616	3.473	3.274	3.021	2.702	2.296	1.777
102.06100	3.600	3.453	3.248	2.989	2.661	2.245	1.712
102.12350	3.584	3.432	3.223	2.957	2.621	2.193	1.647
WAL	4.179	3.339	2.604	2.029	1.582	1.233	0.960
Mod Durn	3.752	3.033	2.397	1.893	1.496	1.181	0.931
Principal Window	Jun03 - Mar08	Jun03 - Mar08	Jun03 - Mar08	Jun03 - Mar08	Jun03 - Mar08	Jun03 - Mar08	Jun03 - Mar08
LIBOR_1YR	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188

This *Structural Term Sheet*, *Collateral Term Sheet*, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. *The Underwriter and its affiliates, officers, directors, partners and employees*, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. *The issuer of the securities has not prepared, reviewed* or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03E_CPBF - Price/Yield - 1A2

Balance	$100,000,000.00	Delay	24
Initial Coupon	3.383	Dated	5/1/2003
Settle	5/22/2003	First Payment	6/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.73240	3.025	2.964	2.928	2.913	2.889	2.844	2.740	2.608	2.434	2.202
100.76365	3.013	2.950	2.913	2.897	2.872	2.826	2.718	2.582	2.402	2.163
100.79490	3.000	2.935	2.897	2.881	2.855	2.808	2.697	2.556	2.371	2.124
100.82615	2.988	2.921	2.882	2.865	2.838	2.790	2.675	2.530	2.340	2.085
100.85740	2.976	2.907	2.866	2.849	2.821	2.772	2.654	2.504	2.308	2.046
100.88865	2.963	2.892	2.851	2.833	2.805	2.753	2.632	2.479	2.277	2.008
100.91990	2.951	2.878	2.835	2.817	2.788	2.735	2.611	2.453	2.246	1.969
100.95115	2.939	2.864	2.820	2.801	2.771	2.717	2.589	2.427	2.214	1.930
100.98240	2.926	2.849	2.804	2.785	2.754	2.699	2.568	2.401	2.183	1.892
101.01365	2.914	2.835	2.789	2.769	2.738	2.681	2.546	2.376	2.152	1.853
101.04490	**2.902**	**2.821**	**2.774**	**2.753**	**2.721**	**2.663**	**2.525**	**2.350**	**2.121**	**1.814**
101.07615	2.889	2.806	2.758	2.737	2.704	2.645	2.503	2.324	2.089	1.776
101.10740	2.877	2.792	2.743	2.721	2.688	2.626	2.482	2.299	2.058	1.737
101.13865	2.865	2.778	2.727	2.705	2.671	2.608	2.460	2.273	2.027	1.699
101.16990	2.852	2.764	2.712	2.690	2.654	2.590	2.439	2.247	1.996	1.660
101.20115	2.840	2.749	2.696	2.674	2.638	2.572	2.418	2.222	1.965	1.622
101.23240	2.828	2.735	2.681	2.658	2.621	2.554	2.396	2.196	1.934	1.583
101.26365	2.815	2.721	2.666	2.642	2.604	2.536	2.375	2.171	1.903	1.545
101.29490	2.803	2.707	2.650	2.626	2.588	2.518	2.353	2.145	1.872	1.506
101.32615	2.791	2.692	2.635	2.610	2.571	2.500	2.332	2.120	1.841	1.468
101.35740	2.779	2.678	2.620	2.594	2.554	2.482	2.311	2.094	1.810	1.430
WAL	2.655	2.281	2.107	2.039	1.941	1.785	1.499	1.245	1.018	0.817
Mod Durn	2.504	2.160	2.000	1.938	1.848	1.704	1.439	1.202	0.989	0.800
Principal Window	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06	Jun03 - Apr06
LIBOR_1YR	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188	1.30188

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.